Exhibit 1

Media Release

20 February 2007

Westpac establishes dedicated consumer and business banking businesses

Westpac Chief Executive Officer, David Morgan, today announced a new structure for  its Australian Business and Consumer Banking division (BCB).

BCB will be split into Consumer Financial Services and Business Financial Services.

Mike Pratt will continue as Group Executive, Consumer Financial Services, with responsibility for mortgage and personal lending, including third party relationships, cards, and savings and transaction accounts.

Peter Hanlon has been appointed Group Executive, Business Financial Services, responsible for small to medium enterprises including agribusiness and Working Capital and Trade. Mr Hanlon was previously General Manager, Business Banking within BCB and has held a number of senior positions including products and marketing since joining Westpac in 1995.

Dr Morgan said this new structure will better segment these important businesses and progress Westpac’s customer focussed strategy to a new phase.

“It is a result of strategic work led by Mike focused on growth options within the Australian consumer and business banking markets and how Westpac can best capture these opportunities.

“Having successfully bedded down Westpac’s new service platforms, our emphasis is now on expanding our branch network, product innovation and increasing the number of personal bankers, particularly in high growth areas. Under Peter’s leadership we will continue to build on our recent market share gains in business banking.

“This new structure gives us greater executive focus to ensure that we continue to grow in this very competitive market,” Dr Morgan said.

Ends.

For Further Information

David Lording
Media Relations
Westpac
Ph: 02 8253 3510
Mobile: 0419 683 411